CLAIRE'S STORES REPORTS FIRST QUARTER RESULTS

     PEMBROKE PINES, FL., May 11, Claire's Stores, Inc. (NYSE:CLE), reported today net income for the first quarter of fiscal 2001 was $4,027,000, or $.08 per diluted share compared with net income of $13,800,000, or $.27 per diluted share for the first quarter of fiscal 2000.

     Net sales for the first quarter ended April 29, 2000 increased 36 percent to $232,035,000 from $170,663,000 for the same period last year. First quarter same store comparisons decreased 4 percent on a consolidated basis. The fashion accessory division decreased 5 percent while Mr. Rags increased 18 percent on a same store sales basis.

     Rowland Schaefer, Claire's Chairman and Chief Executive Officer, said "We were disappointed with the sales results for the first quarter of fiscal 2001 which resulted in lower earnings compared with the same period last year. Gross margins were negatively impacted by the lack of leverage from rent and rent support, the increase in apparel sales, which carry a lower gross margin, as well as our decision to write-down approximately $8 million of inventory. I am pleased that in a tough sales environment, we controlled our expenses and total SG&A was better than budget on a gross basis. Our United Kingdom and European subsidiaries were all ahead of budget from a profitability standpoint." Mr. Schaefer added.

       Pursuant to the $50 million stock repurchase program authorized on May 3, 2000 by the Company's Board of Directors, the Company has purchased to date approximately 200,000 shares of the Company's common stock at an average price of $17 9/16 per share.

     The Company will host a conference call for the first quarter of fiscal 2001 today at 10:00 a.m. (EST). The call in number is 888-769-8708 and the password is Claires (2524737). A replay will be available through Monday May 22nd. The replay number is 888-568-0500 and the password is 25247.

     Claire's Stores, Inc., the leading mall-based retailer of popular-priced pre-teen and teen accessories, costume jewelry and apparel, currently operates more than 3,000 stores under the following trade names: Claire's Accessories, Afterthoughts, the Icing, Bijoux One, Cleopatre, Velvet Pixies and Mr. Rags. The stores are located throughout the United States, the Caribbean, Canada, Japan, United Kingdom, Switzerland, Austria, Germany and France.

     SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This release contains "forward-looking statements" which represent the Company's expectations or beliefs with respect to future events. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Those factors include, without limitation, changes in consumer preferences for pre-teen and teen apparel and accessories, competition, and economic conditions in the United States.


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For  additional  information:
At  Claire's  Stores,  Inc.
Sonia  Rohan
Associate  Director  of  Investor  Relations
Phone:  (212)  594-3127
Fax:     (212)  244-4237
E-mail:  sonia.rohan@claires.com

Note: Other Claire's Stores, Inc. press releases, a corporate profile and most recent 10-K and
10-Q reports are available by fax at no charge. For a menu of available material, call 1-800-CLENYSE (1-800-253-6973). For such materials via Claire's Internet home page : http://www.clairestores.com


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
                     CLAIRE'S STORES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                     THREE MONTHS     %    THREE MONTHS  %
                                         ENDED        OF      ENDED      OF
                                       29-APR-00    SALES   1-MAY-99    SALES
                                          (In thousands, except share data)
Net sales                              $232,035     100.00%  $170,663  100.00%
Cost of sales, occupancy
  and buying expenses                   128,313      55.30%    84,993   49.80%
                                       --------              --------

                                        103,722      44.70%    85,670   50.20%
Expenses:
  Selling, general & administrative       84,889      36.60%    59,111   34.60%
  Depreciation and amortization          10,495       4.50%     6,289    3.70%
  Interest expense (income), net          1,996       0.90%    -1,634   -1.00%
                                       --------              --------

                                         97,380      42.00%    63,766   37.40%

Income before income taxes                6,342       2.70%    21,904   12.80%

Income taxes                              2,315       1.00%     8,104    4.70%
                                       --------              --------

Net income                             $  4,027       1.70%  $ 13,800    8.10%


Net income per share:
    Basic                              $   0.08             $    0.27

    Diluted                            $   0.08             $    0.27

Weighted average shares outstanding:
    Basic                                51,139                50,854
                                       ========             =========

    Diluted                              51,331                51,332
                                       ========             =========


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